Photog LLC

Statement of Changes in Members' Equity (Deficit)

From April 6, 2017 (Inception) to June 30, 2017

(Unaudited)

| | Membership Interests | | Retained Earnings | Total Members' Equity (Deficit) |
	Units	Amount USD		
Balance, April 6, 2017 (Inception)	-	$ -	$ -	$ -
Issuance of units	850,000			
Net loss			(1,089)	(1,089)
Balance, June 30, 2017	850,000	$ -	$ (1,089)	$ (1,089)